Lori A. Gelchion
Direct: 404.420.4646
Direct Fax: 404.230.0940
Email: lgelchion@rh-law.com
July 7, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Ms. Sonia Gupta Barros
Mr. Bryan Hough
Re:     Regional Health Properties, Inc.
Registration Statement on Form S-4
Filed June 16, 2017
File No. 333-216041
Ladies and Gentlemen:
On behalf of Regional Health Properties, Inc. (“RHE”), we hereby respond to the Staff’s comment letter, dated June 26, 2017, regarding the above referenced Amendment No. 2, filed June 16, 2017 (“Amendment No. 2”), to RHE’s Registration Statement on Form S-4, originally filed on February 13, 2017, as amended by Amendment No. 1 thereto, filed on May 15, 2017 (as amended, the “Registration Statement”). RHE is concurrently filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments.
Please note that for the Staff’s convenience, we have recited each Staff comment and provided the response to such comment immediately thereafter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 3.
General

1.
We note your disclosure on page 73 that “[o]n May 26, 2017, the Company entered into a new At Market Issuance Sales Agreement to sell, from time to time, up to an additional 149, 400 shares of Series A Preferred Stock through an ATM.” Please be advised that you are responsible for analyzing the applicability of Regulation M to AdCare Health Systems, Inc.’s at the market offering program and the issuance of the RHE Series A Preferred Stock pursuant to your registration statement. To the extent you have questions you may contact the Division of Trading and Markets at 202-551-5777.

Rogers & Hardin LLP	|	2700 International Tower	|	229 Peachtree Street NE	|	Atlanta, GA 30303	|	404.522.4700 Phone	|	404.525.2224 Fax	|	rh-law.com

Securities and Exchange Commission
Division of Corporation Finance
July 7, 2017

Response: AdCare acknowledges the Staff’s comment and AdCare’s responsibility for analyzing the applicability of Regulation M. AdCare is not currently selling shares pursuant to the ATM and currently does not intend on selling any shares under the ATM until the merger is completed.

2.	In your next amendment, please include updated financial information for Regional Health Properties, Inc. as of and for the period ended March 31, 2017 pursuant to Rule 8-08 of Regulation S-X.
Response: In response to the Staff’s comment, updated financial information for RHE appears on page 64 of Amendment No. 3.
* * *
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to RHE, at 404-420-4646.
Very truly yours,
/s/ Lori A. Gelchion

Rogers & Hardin LLP	|	2700 International Tower	|	229 Peachtree Street NE	|	Atlanta, GA 30303	|	404.522.4700 Phone	|	404.525.2224 Fax	|	rh-law.com